                           [DELTA GALIL LOGO]

                                                                EARNINGS RELEASE
                                                                ----------------

                 DELTA GALIL REPORTS SECOND QUARTER 2006 RESULTS
                 -----------------------------------------------

o Revenues in the second quarter of 2006 rose 4.5% to $176.5 million, compared to the second quarter of 2005.

o Operating income in the second quarter of 2006 was $5.9 million compared to an operating loss of $2.0 million in the second quarter last year.

o Net income in the second quarter of 2006 was $0.5 million or $0.03 diluted earnings per share compared to a net loss of $3.0 million, or $0.16 diluted loss per share in the second quarter of last year.

o As part of the reorganization of the Company's operations in the Far East and due to quota restrictions, the Company has decided to focus its Chinese operations on procurement and product development, and to close its Chinese sewing plant.

o Net income in the second quarter of 2006, excluding reorganization expenses and capital gains, was $2.0 million.

o Operating cash flow in the second quarter of 2006 was $14.7 million compared to $10.0 million in the second quarter of 2005.

o The Company continues to implement its re-organization plan, which was announced in 2005.

     TEL AVIV,  ISRAEL - AUGUST 8, 2006 - DELTA GALIL  INDUSTRIES LTD.  (NASDAQ:
DELT), ("Delta") the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, today reported second quarter 2006 revenues of $176.5 million compared to $168.9 million in revenues reported in the second quarter of 2005, an increase of 4.5%.

     Revenues for the first half of 2006 were $348.5 million compared to $342.3 million in the first half of 2005, an increase of 1.8%.

     Net income in the second quarter of 2006 was $0.5 million, or $0.03 diluted earnings per share, compared to the net loss of $3.0 million, or $0.16 diluted loss per share, reported in the second quarter of last year.

                           [DELTA GALIL LOGO]

     During the second quarter of 2006, the Company decided to re-organize its activities in the Far East. This reorganization will include the closure of the Delta sewing plant in China. As a result the second quarter results include reorganization expenses of $1.7 million, consisting of a $1.2 million non-cash provision for impairment of fixed assets and a $0.5 million provision for severance payments related to employee dismissals.

     Mr. Dov Lautman, Chairman and CEO, stated, "As part of the changes we are making in the organizational structure, Delta management has decided to focus our Chinese operations on procurement of finished goods and raw materials and product development. In addition, we have decided to close our sewing plant in China and to concentrate Far East self-production in Thailand. This decision is also due to re-imposed quotas on production in China starting in 2006."

     Net income in the second quarter of 2006, excluding reorganization expenses and capital gains was $2.0 million, or $0.10 diluted earnings per share, compared to a net loss of $3.0 million or $0.16 diluted loss per share in the second quarter of 2005.

     The net loss in the first half of 2006 narrowed to $0.5  million,  or $0.03 diluted loss per share, compared to the net loss of $5.9 million, or $0.32 diluted loss per share, reported in the first half of 2005.

     Net income in the first half of 2006, excluding reorganization expenses and capital gains, was $0.7 million, or $0.04 diluted earnings per share, compared to the net loss of $5.9 million, or $0.31 diluted loss per share, in the first half of last year.

     Operating profit in the second quarter of 2006 was $5.9 million, which compares to an operating loss of $2.0 million in the second quarter of last year.

     Operating profit excluding reorganization expenses and capital gains, in the second quarter of 2006 was $7.4 million compared to an operating loss of $2.0 million in the second quarter of 2005.

                           [DELTA GALIL LOGO]

     Operating profit in the first half of 2006 was $9.0 million, compared to an operating loss of $3.7 million in the first half of 2005.

     Operating profit excluding reorganization expenses and capital gains, in the first half of 2006 amounted to $10.2 million compared to an operating loss of $3.2 million in the comparable period last year.

     Operating cash flow in the second quarter of 2006 was $14.7 million, compared to $10.0 million in the second quarter of last year.

     Operating cash flow in the first half of 2006 was positive $10.8 million, compared to a negative cash flow of $8.8 million in the first half of 2005.

     "We continue to see an improvement in our business and were able to return to positive bottom line results in the second quarter due to continued execution of our reorganization plan and increased sales," added Mr. Lautman. "The increase in sales in the quarter was achieved despite the erosion in selling prices in Europe"

     Mr. Lautman concluded, "Delta's activities in Israel continue as usual, despite the war situation in the Northern part of the country where a portion of Delta's activities are carried out. We wish to thank all of our employees for their devotion to Delta during this period."

                           [DELTA GALIL LOGO]



                                              Revenues by geographic area ($ millions)
                                              ----------------------------------------

                                                  Second Quarter                                            First Half
                                        ---------------------------------------------  --------------------------------------------
                                                    %                   %                          %                   %
                                                  from                from                       from                 from
                                                  total               total      %               total                total    %
                                        2006      sales     2005      sales     Chg.   2006      sales     2005       sales   Chg
                                        -----     -----     -----     -----     ----   -----     -----     ----       -----   -----
North America                           107.4      60.8      99.5      58.9      7.9   212.0      60.8     202.7      59.3     4.6
Europe                                   55.5      31.4      57.1      33.8     (2.8)  109.7      31.5     114.8      33.5    (4.4)
Israel                                   13.6       7.8      12.3       7.3     10.6    26.8       7.7      24.8       7.2     8.1
                                        -----               -----                      -----               ----
Total                                   176.5     100.0     168.9     100.0      4.5   348.5     100.0     342.3     100.0     1.8
                                        =====               =====                      =====               ====


                                            Revenues and operating results by divisions ($ millions)
                                            --------------------------------------------------------



                                                Second Quarter                                          First Half
                                     --------------------------------------------   ------------------------------------------------

                                                                     Operating                                     Operating
                                               Sales               Profitt (loss)             Sales              Profit (loss)
                                               -----               -------------              -----              -------------
                                                           %                                               %
                                      2006      2005      Chg.    2006      2005      2006      2005      Chg     2006       2005
                                     ------    ------    ----    ------    ------    ------    ------    ----    ------     ------
Delta USA                              67.4      64.7     4.2       3.9       0.5     137.1     138.2    (0.8)      6.2       4.0
U.S. Upper market                      24.9      18.9    31.8       1.0      (1.6)     47.4      38.5    23.1       1.9      (3.7)
Europe                                 42.0      41.1     2.2       1.4       0.2      81.7      80.8     1.1       1.5      (1.8)
Socks-US & Europe                      30.8      32.5    (5.2)      0.4       0.8      58.6      64.0    (8.4)      0.3      (1.9)
Delta Marketing Israel                 12.1      11.3     7.1       1.7       1.2      24.4      22.9     6.6       2.8       2.1
Seam-less                               3.7       5.4   (31.5)     (0.2)     (2.8)      7.2      10.8   (33.3)     (0.5)     (5.1)
China                                   0.3      (1.0)   (0.3)      0.8      (1.9)     (0.5)
Adjustments                            (4.7)     (5.0)              0.4                (8.7)    (12.9)              0.4       0.1
                                      ------    ------   -----   ------     ------    ------    ------    ----    ------    ------
Total                                 176.5     168.9     4.5       7.6      (2.0)    348.5     342.3     1.8      10.7      (3.2)
                                      ======    ======   =====    ------    ------    ======    ======    ====    ------    ------
Reorganization expenses
                                                                   (1.7)       --                                  (1.7)     (0.5)
                                                                  ------    ------                                ------    ------
Total Operating profit (loss)
                                                                    5.9     (2.0)                                   9.0      (3.7)
                                                                  ======    ======                                ======    ======


                            [DELTA GALIL LOGO]

     DELTA GALIL is a leading global manufacturer of quality apparel sold under brands such as Calvin Klein, Hugo Boss, Nike, Ralph Lauren. Recognized for product innovation and development, Delta's products are sold worldwide through retailers including Wal-Mart, Marks & Spencer, Target, Victoria's Secret, JC Penney, Hema, and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel, Jordan, Egypt, Turkey, Bulgaria, Central America ,the Caribbean and the Far East. For more information, please visit our website: www.deltagalil.com.

     THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE COMPANY) ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO CHANGES IN QUOTAS ,OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN.

     FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION


CONTACTS:
YOSSI HAJAJ             DELTA GALIL INDUSTRIES LTD.        TEL: +972-3-519-3744
U.S. INVESTORS
KATHY PRICE             THE GLOBAL CONSULTING GROUP        TEL: +1-646-284-9430

                            [DELTA GALIL LOGO]

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                   ------------------------------------------



                                                                        Six months ended          Three months ended
                                                                            June 30                    June 30
                                                                    -------------------------   ------------------------
                                                                        2006         2005         2006           2005
                                                                    -----------   -----------   ----------   -----------
                                                                                      In US $ thousands

Revenues                                                               348,541        342,337    176,473        168,879
Cost of revenues                                                       284,018        291,818    141,227        143,056
                                                                    -----------    -----------  ---------    -----------
Gross profit                                                            64,523         50,519     35,246         25,823
Selling, marketing, general and administrative expenses:
Selling and marketing expenses                                          44,709         42,936     23,366         22,431
General and administrative expenses                                      9,216         10,387      4,337          5,241
Capital loss (gain) from realization of assets                            (446)            35       (188)
Reorganization expenses                                                  1,663            461      1,663
Amortization of intangible asset                                           368            410        183            183
                                                                    -----------    -----------  ---------    -----------
Operating income (loss)                                                  9,013         (3,710)     5,885         (2,032)
Financial expenses - net                                                 6,306          4,441      3,276          2,066
Other income                                                                              300
                                                                    -----------    -----------  ---------    -----------
Income (loss) before taxes on income                                     2,707         (7,851)     2,609         (4,098)
Taxes on income (tax saving)                                             2,995         (2,068)     1,982         (1,094)
                                                                    -----------    -----------  ---------    -----------
Income (loss) after taxes on income                                       (288)        (5,783)       627         (3,004)
Share in loss of an associated company                                                    (83)
Minority interest in profits of subsidiaries - net                        (222)           (51)      (140)            39
                                                                    -----------    -----------  ---------    -----------
Income (loss) for the period                                              (510)        (5,917)       487         (2,965)
                                                                    ===========    ===========  =========    ===========
Income (loss) per share - basic                                          (0.03)         (0.32)      0.03          (0.16)
                                                                    ===========    ===========  =========    ===========
Income (loss) per share - diluted                                        (0.03)         (0.32)      0.03          (0.16)
                                                                    ===========    ===========  =========    ===========
Weighted average number of shares-in thousands:
Basic                                                                   18,695         18,695     18,695         18,695
                                                                    ===========    ===========  =========    ===========
Diluted                                                                 18,695         18,758     18,695         18,703
                                                                    ===========    ===========  =========    ===========


                            [DELTA GALIL LOGO]


                      CONDENSED CONSOLIDATED BALANCE SHEET



                                                                     June 30             December 31
                                                             ------------------------    -----------
                                                                2006          2005           2005
                                                             -----------   ----------    -----------
                                                                        In US $ thousands
                                                             ---------------------------------------
         Assets:
Current assets:
Cash and cash equivalents                                         10,523         7,490       14,595
Accounts receivable:
Trade                                                            110,352       102,597      104,424
Other                                                             11,112        10,710       13,244
Inventories                                                      135,922       166,785      147,142
Property, plant and equipment for sale                             5,273                      7,420
Deferred income taxes                                              4,828         7,039        4,726
                                                             ------------    ----------   ----------
           Total current assets                                  278,010       294,621      291,551
                                                             ------------    ----------   ----------

Investments and long-term receivables                              8,939         8,531        7,436
                                                             ------------    ----------   ----------
Property, plant and equipment                                    103,475       126,689      109,131
                                                             ------------    ----------   ----------
Other assets and deferred charges                                 55,298        58,802       53,956
                                                             ------------    ----------   ----------
Intangible assets                                                 14,047        14,368       14,499
                                                             ------------    ----------   ----------

           Total assets                                          459,769       503,011      476,573
                                                             ============    ==========   ==========

         Liabilities and shareholders equity:
Current liabilities:
Short-term bank credit                                           124,850        96,496      110,183
Trade                                                             59,368        56,689       61,255
Other                                                             35,957        32,805       39,164
                                                             ------------   -----------   ----------
         Total current liabilities                               220,175       185,990      210,602
                                                             ------------   -----------   ----------


Long-term liabilities:
Bank loans and other liabilities                                  42,979        88,328       69,677
Liability for employee rights upon retirement                      8,335         8,299        7,850
Deferred income taxes                                              1,215         2,290        1,267
                                                             ------------    ----------   ----------
          Total long-term liabilities                             52,529        98,917       78,794
                                                             ------------    ----------   ----------

          Total liabilities                                      272,704       284,907      289,396
Minority interest                                                  2,816         3,262        2,863
Shareholders equity                                              184,249       214,842      184,314
                                                             ------------    ----------   ----------
          Total Liabilities and shareholders equity              459,769       503,011      476,573
                                                             ============    ==========   ==========


                               [DELTA GALIL LOGO]


                  CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW



                                                                           Six months ended            Three months ended
                                                                                June 30                    June 30
                                                                        -------------------------   ------------------------
                                                                             2006          2005         2006         2005
                                                                        ------------   ----------    ----------   ----------
                                                                                           In US $ thousands
                                                                        ----------------------------------------------------

Cash flows from operating activities:

Net income (Loss) for the period                                                (510)      (5,917)         487       (2,965)
Adjustment required to reflect the cash flows from operating activities       11,282       (2,883)      14,240       13,006
                                                                              ------      -------      -------      -------
Net cash (used in) provided by operating activities                           10,772       (8,800)      14,727       10,041
                                                                              ------      -------      -------      -------

Cash flows from investing activities:

Purchase of fixed assets                                                      (3,086)      (6,003)      (1,150)      (3,144)
Additional payment for the acquisition of subsidiaries                        (1,245)        (950)        (950)
Proceeds from realization of fixed assets                                        788          271          447
Proceeds from realization of assets held for sale                              2,096        2,096
Proceeds from realization of investment in associated company                    300
Other                                                                           (906)        (720)        (547)        (247)
                                                                              ------      -------      -------      -------
Net cash provided by (used in) investing activities                           (2,353)      (7,102)         846       (4,341)
                                                                              ------      -------      -------      -------

Cash flows from financing activities:

Long-term bank loans - net                                                   (32,948)     (11,111)      (4,991)      (6,563)
Short-term bank credit - net                                                  20,917       12,953      (10,778)         (58)
Other                                                                           (495)        (532)        (495)         (21)
                                                                              ------      -------      -------      -------
Net cash provided by (used in) financing activities                          (12,526)       1,310      (16,264)      (6,642)
                                                                              ------      -------      -------      -------

DECREASE IN CASH AND CASH EQUIVALENTS                                         (4,107)     (14,592)        (691)        (942)
TRANSLATION IN DIFFERENCES IN CASH AND CASH EQUIVALENTS                           35          (68)          30          (68)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   14,595       22,150       11,184        8,500
                                                                              ------      -------      -------      -------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD                         10,523        7,490       10,523        7,490
                                                                              ======      =======      =======      =======


                               [DELTA GALIL LOGO]

                CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW


                                                                             Six months ended             Three months ended
                                                                                  June 30                      June 30
                                                                           -----------------------    --------------------------
                                                                              2006          2005          2006          2005
                                                                           ----------   ----------    ----------    ------------
                                                                                           In US $ thousands

Adjustment required to reflect the cash flows from operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization                                                  7,476         8,247         3,784          4,235
Reorganization expenses                                                        1,663                       1,663
Deferred income taxes - net                                                     (125)       (5,960)         (141)        (3,481)
Capital gain from realization of investment in associated company                             (300)
Capital (gain) loss from sales of assets                                        (446)           35          (188)
Other                                                                            656           339           353            363
                                                                           ----------   -----------   -----------   ------------
                                                                               9,224         2,361         5,471          1,117
                                                                           ----------   -----------   -----------   ------------


Changes in operating assets and liabilities items:

Decrease (Increase) in accounts receivable                                    (3,957)        1,554         2,701          7,725
Increase (Decrease) in accounts payable and accruals                          (5,247)      (23,624)        8,915             41
Decrease (increase) in inventories                                            11,262        16,826        (2,847)         4,123
                                                                           ----------   -----------   -----------   ------------
                                                                               2,058        (5,244)        8,769         11,889
                                                                           ----------   -----------   -----------   ------------
                                                                              11,282        (2,883)       14,240         13,006
                                                                           ==========   ===========   ===========   ============


                           [DELTA GALIL LOGO]


        RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL RESULTS IN THOUSAND
                   U.S. DOLLARS EXCEPT EARNINGS PER SHARE DATA



                                                                        Six months ended          Three months ended
                                                                            June 30                   June 30
                                                                     ------------------------ --------------------------
                                                                            2006        2005          2006         2005
                                                                     ------------------------ ------------- ------------
                                                                          In US $ thousand (except per share data)
                                                                     ---------------------------------------------------

Operating income (loss)-As reported                                        9,013      (3,710)        5,885       (2,032)

Non-GAAP Measures:

Capital loss (gain) from realization of assets                              (446)         35          (188)

Reorganization expenses                                                    1,663         461         1,663
                                                                     -----------  -----------   -----------   ----------
Operating income (loss) for the period before Non-GAAP Measures           10,230      (3,214)        7,360       (2,032)
                                                                     ===========  ===========   ===========   ==========
Net income (loss) for the period-As reported                                (510)     (5,917)          487       (2,965)

Non-GAAP Measures:

Capital loss (gain) from realization of assets                              (446)         35          (188)

Reorganization expenses                                                    1,663         461         1,663

Other income                                                                            (300)

Tax benefit                                                                             (150)
                                                                     -----------   ----------   ----------   -----------
Net income (loss) for the period before Non-GAAP Measures                    707      (5,871)        1,962       (2,965)
                                                                     ===========   ==========   ==========   ===========
Diluted earnings (loss) per share ($) before Non-GAAP Measures              0.04       (0.31)         0.10        (0.16)
                                                                     ===========   ==========   ===========  ===========

